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Exhibit 7

J. P. Morgan Trust Company, National Association
Statement of Condition

March 31, 2003

($000)
Assets
Cash and Due From Banks	$21,088
Securities	136,138
Loans and Leases	141,435
Premises and Fixed Assets	5,973
Intangible Assets	152,893
Other Assets	18,036

Total Assets	$475,563

Liabilities
Deposits	$222,645
Other Liabilities	38,592

Total Liabilities	261,237
Equity Capital
Common Stock	600
Surplus	177,264
Retained Earnings	36,462

Total Equity Capital	214,326

Total Liabilities and Equity Capital	$475,563

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  Exhibit 7
J. P. Morgan Trust Company, National Association Statement of Condition March 31, 2003